EXHIBIT 99.1

Northern Dynasty:  Pebble Partnership reacts to U.S. Environmental Protection Agency’s announcement to pursue political preemptive veto again

May 25, 2022 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) reports that John Shively, CEO of its 100%-owned U.S-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) released the following statement about today’s news that the U.S. Environmental Protection Agency (“EPA”) intends to advance its preemptive veto of the Pebble Project:

“This is clearly a giant step backwards for the Biden Administration’s climate change goals.  I find it ironic that the President is using the Defense Production Act to get more renewable energy minerals such as copper into production while others in the Administration seek political ways to stop domestic mining projects such as ours.  As we are still actively working through the established permitting process via our appeal of the Army Corps of Engineers permit denial, we oppose any action that is outside of that process.  This preemptive effort is clearly a political maneuver to attempt to block our ability to work through that established process.  Further, the Army Corps of Engineers published an Environmental Impact Statement (“EIS”) for Pebble in 2020 with input from many agencies including the EPA that states that the project can be done without harm to the region’s fisheries.  The EIS further notes the tremendous economic opportunity the project represents for the communities around Iliamna Lake where year-round jobs are scarce, and the cost of living is very high.  We still need an opportunity to review the specific details that will be in the preemptive veto action.  It is also worth noting that there are several additional internal steps that the EPA must follow before anything is final including a public comment period and a decision by the Assistant Administrator.  The Pebble Project remains an important domestic source for the minerals necessary for the Biden Administration to reach its green energy goals and if it blocks Pebble it will have to seek minerals to meet its goals from foreign sources which simply do not have the same environmental standards as we do.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

1400 1040 W. Georgia St. Vancouver BC Canada V6E 4H1 T: 604-684-6365 F: 604-684-8092 TF: 1-800-667-2114	TSX: NDM | NYSE American: NAK northerndynastyminerals.com

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) statements on the economic contribution of the Pebble Project to the Alaskan economy, which are based on the Company’s 2021 preliminary economic assessment of the Pebble Project (the “2021 PEA”) which is preliminary in nature, and the IHS Markit report, identified in NDM’s February 28, 2022 news release (the “IHS Markit Report”), (ii) the timing of the appeal process and the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the USACE, (iii) the political and public support for the permitting process, (iv) the ability of the Pebble Project to ultimately secure all required federal and state permits, (v) future metals prices, including the price of copper, (vi) the right-sizing and de-risking of the Pebble Project, (vii) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (viii) exploration potential of the Pebble Project, (ix) future demand for copper and gold, (x) the potential addition of partners in the Pebble Project, (ix) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (xi) the EPA’s Proposed Determination process under the CWA and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, and (xii) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the assumptions underlying the 2021 PEA, and the assumptions related to the IHS Markit Report, (ii) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses, (iii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iv) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (v) NDM will be able to establish the commercial feasibility of the Pebble Project, (vi) NDM will be able to secure the financing required to develop the Pebble Project, and (vii) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the 2021 PEA may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vii) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2021, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2021, as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements and the 2021 PEA.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

2	TSX: NDM | NYSE American: NAK northerndynastyminerals.com